UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of OCTOBER, 2005.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:   October 17, 2005                   /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Director

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS



NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of Rochester Resources Ltd. (hereinafter called the "Corporation") will be held at Suite 1305, 1090 West Georgia Street, Vancouver, British Columbia on Thursday, the 17th day of November, 2005, at 11:00 a.m.(Pacific Time), for the following purposes:

1.       To receive the Report of the President;

2. To receive the audited consolidated financial statements of the Corporation for the fiscal year ended May 31, 2005 (with comparative statements relating to the preceding fiscal period) together with the report of the Auditors thereon;

3. To appoint Auditors and to authorize the Directors to fix their remuneration;

4.       To elect four Directors for the ensuing year;

5. To consider, and if thought fit, to pass an ordinary resolution to approve the Corporation's stock option plan, which makes a total of 10% of the issued and outstanding shares of the Corporation available for issuance thereunder, as described in the accompanying Information Circular dated October 11, 2005; and

6. To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Corporation's Report to Shareholders referred to in item 1 above, an Information Circular, a form of Proxy and an Annual Return Card Form. The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the meeting either in person or by proxy. Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice. Please advise the Corporation of any change in your mailing address.

DATED at Vancouver, British Columbia, this 11th day of October, 2005.


                              BY ORDER OF THE BOARD

                                  "DES O'KELL"
                           Des O'Kell, President & CEO

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                      Suite 1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7

                            MANAGEMENT PROXY CIRCULAR
   (Containing information as at October 11, 2005 unless indicated otherwise)


SOLICITATION OF PROXIES

THIS MANAGEMENT PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF ROCHESTER RESOURCES LTD. (THE "CORPORATION") FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF THE CORPORATION (AND ANY ADJOURNMENT THEREOF) TO BE HELD ON NOVEMBER 17, 2005 (THE "MEETING") AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Corporation at nominal cost. All costs of solicitation by management will be borne by the Corporation.

The contents and the sending of this Management Proxy Circular have been approved by the directors of the Corporation.


APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are the President and a director, respectively, of the Corporation. A Shareholder wishing to appoint some other person (who need not be a shareholder) to represent him at the Meeting has the right to do so, either by stroking out the names of those persons named in the accompanying form of proxy and inserting the desired person's name in the blank space provided in the form of proxy or by completing another form of proxy. A PROXY WILL NOT BE VALID UNLESS THE COMPLETED FORM OF PROXY IS RECEIVED BY COMPUTERSHARE INVESTOR SERVICES INC., OF 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO M5J 2Y1 NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME FOR HOLDING THE MEETING OR ANY ADJOURNMENT THEREOF.

A Shareholder who has given a proxy may revoke it by an instrument in writing executed by the Shareholder or by his attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the head office of the Corporation, Suite 1305, 1090 West Georgia Street, Vancouver, British Columbia V6E 3V7 at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, OR TO THE CHAIRMAN OF THE MEETING ON THE DAY OF THE MEETING or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.


ADVICE TO BENEFICIAL SHAREHOLDERS

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their shares in their own name (referred to herein as "Beneficial Shareholders") are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Beneficial Shareholders is identical to that provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder.

If common shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in such Shareholder's name on the records of the Corporation. Such shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Corporation do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54 -101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Management Proxy Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to non-registered Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' Meetings unless the Beneficial Shareholders have waived the right to receive Meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Corporation to the registered Shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder should a Beneficial Shareholder receiving such a form wish to vote at the Meeting, the Beneficial Shareholder should strike out the names of the Management Proxyholders named in the form and insert the Beneficial Shareholder's name in the blank provided.

The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Corporation ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A BENEFICIAL SHAREHOLDER RECEIVING A PROXY WITH AN ADP STICKER ON IT CANNOT USE THAT PROXY TO VOTE COMMON SHARES DIRECTLY AT THE MEETING -- THE PROXY MUST BE RETURNED TO ADP WELL IN ADVANCE OF THE MEETING IN ORDER TO HAVE THE COMMON SHARES VOTED. All references to Shareholders in this Management Proxy Circular and the accompanying form of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.


VOTING OF PROXIES

Shares represented by properly executed proxies in favour of persons designated in the enclosed form of proxy will be voted in favour of the matters to be brought before the Meeting as set out in this management proxy circular or withheld from voting if so indicated on the form of proxy.

The shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Management Proxy Circular, the management of the Corporation knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital:                unlimited common shares without par value
Issued and Outstanding:            2,230,735 (1) common shares without par value

(1) As at October 11, 2005

Only Shareholders of record at the close of business on October 11, 2005 (the "Record Date") who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

On a show of hands, every individual who is present as a Shareholder or as a representative of one or more corporate Shareholders, or who is holding a proxy on behalf of a Shareholder who is not present at the Meeting, will have one vote, and on a poll every Shareholder present in person or represented by a proxy and every person who is a representative of one or more corporate Shareholders, will have one vote for each common share registered in his/its name on the list of Shareholders, which is available for inspection during normal business hours at COMPUTERSHARE INVESTOR SERVICES INC. and will be available at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, there are no persons or companies who beneficially own, directly or indirectly or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation.


APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of D & H Group LLP, Chartered Accountants, as auditors of the Corporation and to authorize the directors to fix their remuneration.


ELECTION OF DIRECTORS

The Board of Directors presently consists of four directors and it is intended to determine the number of directors at four and to elect four directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Corporation, or with the provisions of the BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA).

Pursuant to National Instrument 54-101, a Notice of Meeting and Record Date has been filed with all securities administrators of jurisdictions wherein the Corporation's registered shareholders have their addresses and has been given to the TSX Venture Exchange at least 25 days before the Record Date.

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Corporation now held by him, his principal occupation, the period of time for which he has been a director of the Corporation, and the number of shares of the Corporation beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

                   PRINCIPAL OCCUPATION AND IF NOT AT PRESENT

NAME, POSITION AND PROVINCE       AN ELECTED DIRECTOR, OCCUPATION DURING              DIRECTOR         NO. OF SHARES
& COUNTRY OF RESIDENCE(1)         THE PAST FIVE YEARS(1)                               SINCE        BENEFICIALLY HELD(2)

DES O'KELL                        Since 1998 Mr. O'Kell has headed the firm          Jun. 28/05             nil
President, Chief Executive        Eland Jennings Investor Services which
Officer, acting Chief Financial   provides consulting services to a range of
Officer and Director              private and publicly traded corporations
(Alberta, Canada)                 seeking financings, listings and
                                  communications to the investment
                                  community.

NICK DEMARE(3)                    Chartered Accountant.  Since 1991,                 Oct. 2/89           116,134(4)
Director                          President and principal of Chase
(British Columbia, Canada)        Management Ltd. ("Chase"), a company
                                  which provides administrative, accounting
                                  and other services.

WILLIAM LEE(3)                    Chartered Accountant.  Currently serving as        Sep. 8/95             12,650
Director                          Business Analyst with Ivanhoe Energy.
(British Columbia, Canada)

ANDREW CARTER(3)                  Businessman.  Independent Corporate                 Jul.4/03             12,500
Director                          Consultant.
(British Columbia, Canada)


NOTES:

(1) The information as to country of residence and principal occupation, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.
(2) The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.
(3)  Denotes member of Audit Committee.
(4) Includes 92,054 shares held by DNG Capital Corp., a private corporation wholly-owned by Mr. DeMare and 5,630 shares held by 888 Capital Corp., a company 50% owned by Mr. DeMare.


STATEMENT OF EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

"Named Executive Officers" means the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") of the Corporation, regardless of the amount of compensation of those individuals, and each of the Corporation's three most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus amounted to $150,000 or more. In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent fiscal year was $150,000 whether or not they are an executive officer at the end of the fiscal year.

The Corporation currently has one Named Executive Officer, Nick DeMare, the Corporation's former President, Chief Executive Officer ("CEO") and acting Chief Financial Officer ("CFO").

The following table sets forth the compensation awarded, paid to or earned by the Named Executive Officer during the financial years ended May 31, 2003, 2004 and 2005:


                                          ANNUAL COMPENSATION                  LONG TERM COMPENSATION
                                    --------------------------------   ------------------------------------
                                                                                AWARDS              PAYOUTS
                                                                       -------------------------    -------
                                                           OTHER        SECURITIES    RESTRICTED
                                                           ANNUAL         UNDER       SHARES OR                 ALL OTHER
       NAME AND                                           COMPEN-      OPTIONS/SARS   RESTRICTED     LTIP        COMPEN-
  PRINCIPAL POSITION       YEAR     SALARY     BONUS       SATION        GRANTED     SHARE UNITS    PAYOUTS      SATION
                                      ($)       ($)         ($)            (#)           (#)          ($)          ($)
----------------------     ----     --------------------------------   ------------------------------------     --------

Nick DeMare(1)             2005       Nil       Nil        78,788(2)      20,500         Nil          Nil          Nil
former President, CEO      2004       Nil       Nil        72,100(2)       8,500         Nil          Nil          Nil
and acting CFO and         2003       N/A       N/A         N/A             N/A          N/A          N/A          N/A
current Director
----------------------     ----     --------------------------------   ------------------------------------     --------

NOTES:

(1) On June 28, 2005, Nick DeMare resigned as the President, CEO and acting CFO of the Corporation and Des O'Kell was appointed as a director and the President, CEO and acting CFO of the Corporation.
(2) Paid to Chase Management Ltd. ("Chase"), a private corporation owned by Nick DeMare. Chase personnel (excluding Mr. DeMare) provides accounting, secretarial and administrative services to the Corporation.

LONG-TERM INCENTIVE PLANS -- AWARD IN MOST RECENTLY COMPLETED FINANCIAL YEAR

The Corporation has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Name Executive Officer during the Corporation's most recently completed financial year. A "Long- Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one financial year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

OPTIONS AND SHARE APPRECIATION RIGHTS

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

The following table sets forth stock options granted to the Named Executive Officer during the financial year ended May 31, 2005:


                                             % OF TOTAL                           MARKET VALUE OF
                          SECURITIES        OPTIONS/SARS                            SECURITIES
                            UNDER            GRANTED TO                             UNDERLYING
                         OPTIONS/SARS       EMPLOYEES IN       EXERCISE OR        OPTIONS/SARS ON        EXPIRATION
NAME                       GRANTED         FINANCIAL YEAR       BASE PRICE       THE DATE OF GRANT          DATE
                             (#)                (%)            ($/SECURITY)        ($/SECURITY)
------------            -------------      --------------     -------------      ------------------      ----------

Nick DeMare                 13,000              7.28%              1.00                1.20               Sept.3/07
                             7,500              4.20%              1.20                1.60               Feb.8/08
                            ------             -----
                            20,500             11.48%
                            ======             =====
------------            -------------      --------------     -------------      ------------------      ----------

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR -END OPTION/ SAR VALUES

The following table sets out details of all the incentive stock options, both exercised and unexercised, for the Named Executive Officer during the financial year ended May 31, 2005:

-----------                ------------       ---------------   -------------------------    -------------------------
                                                                        UNEXERCISED            VALUE OF UNEXERCISED
                             SECURITIES                               OPTIONS/SARS AT         IN THE MONEY OPTIONS AT
                            ACQUIRED ON       AGGREGATE VALUE       FINANCIAL YEAR -END       FINANCIAL YEAR -END (1)
NAME                          EXERCISE           REALIZED       EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE
                                (#)                 ($)                     (#)                         ($)
-----------                ------------       ---------------   -------------------------    -------------------------

Nick DeMare                    3,000                Nil                20,500 / Nil                  Nil / N/A
-----------                ------------       ---------------   -------------------------    -------------------------

NOTE:
(1)  The closing price of the Corporation's shares on May 31, 2005 was $1.00.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

The  Corporation  does  not  have  any  compensatory  plan(s),   contract(s)  or
arrangement(s) with respect to the resignation, retirement or any other termination of the Named Executive Officer's employment, a change of control of our corporation or a change in the Named Executive Officer's responsibilities following a change in control, which entitle a Named Executive Officer to receive from the Corporation an amount, including all period payments or installments, exceeding $100,000.

COMPENSATION OF DIRECTORS

CASH COMPENSATION

During the financial year ended May 31, 2005, the Corporation paid a total of $15,750 for professional fees to its directors who are not the Named Executive Officers of the Corporation.

NON-CASH COMPENSATION

The following table sets forth stock options granted by the Corporation during the financial year ended May 31, 2004 to the directors who are not the Named Executive Officers of the Corporation:


--------------------           ------------     --------------     ------------    -----------------      ----------
                                                  % OF TOTAL                        MARKET VALUE OF
                                SECURITIES       OPTIONS/SARS                         SECURITIES
                                  UNDER           GRANTED TO                          UNDERLYING
                               OPTIONS/SARS      EMPLOYEES IN       EXERCISE OR     OPTIONS/SARS ON       EXPIRATION
NAME                             GRANTED        FINANCIAL YEAR      BASE PRICE     THE DATE OF GRANT         DATE
                                   (#)                (%)          ($/SECURITY)      ($/SECURITY)
--------------------           ------------     --------------     ------------    -----------------      ----------

Directors as a group              27,000            15.13%             1.00              1.20              Sept.3/07
who are not Named                 22,500            12.60%             1.20              1.60              Feb.8/08
Executive Officers                ------            -----
                                  49,500            27.73%
                                  ======            =====
--------------------           ------------     --------------     ------------    -----------------      ----------

The following table sets forth details of all exercises of stock options during the financial year ended May 31, 2004 by the directors who are not the Named Executive Officers, and the financial year end value of unexercised options:


--------------------           -----------    ---------------   -------------------------   ---------------------------
                                                                       UNEXERCISED          VALUE OF UNEXERCISED IN THE
                               SECURITIES                            OPTIONS/SARS AT             MONEY OPTIONS AT
                               ACQUIRED ON    AGGREGATE VALUE      FINANCIAL YEAR -END        FINANCIAL YEAR -END (1)
NAME                            EXERCISE          REALIZED      EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE
                                   (#)              ($)                    (#)                          ($)
--------------------           -----------    ---------------   -------------------------   ---------------------------

Directors as a group               Nil              N/A                49,500 / Nil                  Nil / N/A
who are not Named
Executive Officers
--------------------           -----------    ---------------   -------------------------   ---------------------------

NOTE:
(1)  The closing price of the Corporation's shares on May 31, 2005 was $1.00.


SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of the Corporation's financial year ended May 31, 2004, all information required with respect to compensation plans under which equity securities of the Corporation are authorized for issuance:

----------------------      --------------------------   ----------------------------   ------------------------------
                                                                                        NUMBER OF SECURITIES REMAINING
                            NUMBER OF SECURITIES TO BE                                   AVAILABLE FOR FUTURE ISSUANCE
                             ISSUED UPON EXERCISE OF       WEIGHTED-AVERAGE EXERCISE       UNDER EQUITY COMPENSATION
                               OUTSTANDING OPTIONS,      PRICE OF OUTSTANDING OPTIONS,    PLANS (EXCLUDING SECURITIES
                                WARRANTS AND RIGHTS          WARRANTS AND RIGHTS             REFLECTED IN COLUMN (A))
----------------------      --------------------------   ----------------------------   ------------------------------

Plan Category                          (a)                          (b)                               (c)
----------------------      --------------------------   ----------------------------   ------------------------------
Equity compensation                  217,500                        1.30                         See Note (1)
plans approved by
securityholders
----------------------      --------------------------   ----------------------------   ------------------------------
Equity compensation                    N/A                          N/A                               N/A
plans not approved by
securityholders
----------------------      --------------------------   ----------------------------   ------------------------------
Total                                217,500                        1.30                         See Note (1)
----------------------      --------------------------   ----------------------------   ------------------------------

NOTE:

(1) The Corporation has in place a "rolling" stock option plan (the "Plan") whereby the maximum number of Common shares that may be reserved for issuance pursuant to the Plan will not exceed 10% of the issued shares of the Corporation at the time of the stock option grant. As of the date hereof, Common shares may be reserved for issuance pursuant to the Plan. See "Particulars of Other Matters to be Acted Upon -- Stock Option Plan" for further particulars of the Plan.


INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No executive officers, directors, employees or former executive officers and directors of the Corporation are indebted to the Corporation. None of the directors, executive officers or proposed nominees of the Corporation nor any associate or affiliate of these individuals, is or has been indebted to the Corporation since June 1, 2004.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein or in the financial statements, no informed person of the Corporation, any proposed director of the Corporation, or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction since the commencement of our most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation. An "informed person" means a director or executive office of a reporting issuer; a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer; any person or company who beneficially owns, directly or indirectly, voting shares of a reporting issuer or who exercises control or direction over shares of the reporting issuer or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the reporting issuer; and a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.


MANAGEMENT CONTRACTS

The Corporation has a management contract with Chase Management Ltd. ("Chase"), a company owned by Mr. DeMare, whereby the Corporation is paying Chase $3,000 per month, for accounting, administrative, professional and management services provided to the Corporation. In addition, the Corporation may engage Chase to perform extra services in which case Chase will charge the Corporation for its employees at competitive rates.


AUDIT COMMITTEE

THE AUDIT COMMITTEE'S CHARTER

MANDATE

The primary function of the audit committee (the "Committee") is to assist the board of directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Corporation to regulatory authorities and shareholders, the Corporation's systems of internal controls regarding finance and accounting and the Corporation's auditing, accounting and financial reporting processes. The Committee's primary duties and responsibilities are to:

-    Serve as an independent  and objective  party to monitor the  Corporation's
     financial   reporting   and   internal   control   system  and  review  the
     Corporation's financial statements.

-    Review and appraise the performance of the Corporation's external auditors.

- Provide an open avenue of communication among the Corporation's auditors, financial and senior management and the Board of Directors.

COMPOSITION

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his independent judgment as a member of the Committee. At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Audit Committee Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Corporation's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

MEETINGS

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the CFO and the external auditors in separate sessions.

RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties, the Committee shall:

DOCUMENTS/REPORTS REVIEW

(a)      Review and update the Charter annually.

(b) Review the Corporation's financial statements, MD&A and any annual and interim earnings, press releases before the Corporation publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

EXTERNAL AUDITORS

(a) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Corporation.

(b)      Recommend  to  the  Board  of  Directors  the  selection   and,   where
         applicable, the replacement of the external auditors nominated annually for shareholder approval.

(c)      Review with management and the external auditors the audit plan for the
         year-end   financial   statements   and  intended   template  for  such
         statements.

(d)      Review and  pre-approve  all audit and  audit-related  services and the
         fees  and  other  compensation   related  thereto,  and  any  non-audit
         services, provided by the Corporation's external auditors.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

FINANCIAL REPORTING PROCESSES

(a) In consultation with the external auditors, review with management the integrity of the Corporation's financial reporting process, both internal and external.

(b) Consider the external auditors' judgments about the quality and appropriateness of the Corporation's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Corporation's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(e)      Review any significant  disagreement  among management and the external
         auditors  in  connection   with  the   preparation   of  the  financial
         statements.

(f) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(g) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(h)      Review certification process.

(i)      Establish a procedure  for the  confidential,  anonymous  submission by
         employees  of  the  Corporation  of  concerns  regarding   questionable
         accounting or auditing matters.

OTHER

Review any related-party transactions.

                       COMPOSITION OF THE AUDIT COMMITTEE

The following are the members of the Committee (1):

-------------              ----------------               --------------------
                           INDEPENDENT (1)                FINANCIALLY LITERATE
-------------              ----------------               --------------------
Nick DeMare                       N                                Y
William Lee                       Y                                Y
Andrew Carter                     Y                                Y
-------------              ----------------               --------------------

NOTE:
(1)  As defined by Multilateral Instrument 52-110 ("MI 52-110").

The Corporation is relying on the exemption provided under Section 6.1 of MI52-110.

AUDIT COMMITTEE OVERSIGHT

At no time since the commencement of the Corporation's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

RELIANCE ON CERTAIN EXEMPTIONS

At no time since the commencement of the Corporation's most recently completed financial year has the Corporation relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52- 110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

PRE-APPROVAL POLICIES AND PROCEDURES

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

EXTERNAL AUDITOR SERVICE FEES (BY CATEGORY)

The aggregate fees billed by the Corporation's external auditors in each of the last two fiscal years for audit fees are as follows:

------------        -------      -------         ---             --------------
                                  AUDIT
FINANCIAL            AUDIT       RELATED         TAX
YEAR ENDING           FEES         FEES          FEES            ALL OTHER FEES
------------        -------      -------         ---             --------------
May 31, 2005        $17,793         -              -                    -
May 31, 2004        $15,848         -              -                    -
------------        -------      -------         ---             --------------


PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

RATIFICATION OF APPROVED STOCK OPTION PLAN

The Corporation has a rolling stock option plan (the "Plan"), which makes a total of 10% of the issued and outstanding shares of the Corporation available for issuance thereunder. The Corporation's Plan was ratified by the shareholders at the last annual general meeting held in November 2004. In accordance with the policies of the TSX Venture Exchange (the "Exchange"), a rolling plan, which is the type of plan the Corporation has adopted, requires the approval of the shareholders of the Corporation on an annual basis. Accordingly, the Corporation requests that the shareholders ratify and approve the Plan.

The purpose of the Plan is to provide the Corporation with a share related mechanism to enable the Corporation to attract, retain and motivate qualified directors, officers, employees and other service providers, to reward directors, officers, employees and other service providers for their contribution toward the long term goals of the Corporation and to enable and encourage such individuals to acquire shares of the Corporation as long term investments.

The Plan provides that it is solely within the discretion of the Board to determine who should receive options and in what amounts. The Board may issue a majority of the options to insiders of the Corporation. However, the Plan provides that in no case will the Plan or any existing share compensation arrangement of the Corporation result, at any time, in the issuance to any option holder, within a one year period, of a number of shares exceeding 5% of the Corporation's issued and outstanding share capital.

The following information is intended to be a brief description of the Plan and is qualified in its entirety by the full text of the Plan which is available for review by any shareholder up until the day preceding the Meeting at the Corporation's head office at Suite 1305, 1090 West Georgia Street, Vancouver, British Columbia, and will be available at the Meeting:

1. The maximum number of common shares that may be issued upon exercise of stock options granted under the Plan will be that number of Shares which is 10% of the issued and outstanding shares of the Corporation. The Corporation currently has 217,500 options outstanding. The exercise price of the stock options, as determined by the Board in its sole discretion, shall not be less than the closing price of the Corporation's shares traded through the facilities of the Exchange on the date prior to the date of grant, less allowable discounts, in accordance with the policies of the Exchange or, if the shares are no longer listed for trading on the Exchange, then such other exchange or quotation system on which the shares are listed and quoted for trading.

2. The Board will not grant options to any one person which will, when exercised, exceed 5% of the issued and outstanding shares of the Corporation.

3. Upon expiry of the option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Plan. All options granted under the Plan may not have an expiry date exceeding ten years from the date on which the Board grant and announce the granting of the option.

4. If the option holder ceases to be a director of the Corporation or ceases to be employed by the Corporation (other than by reason of death), as the case may be, then the option granted shall expire on the 90th day following the date that the option holder ceases to be a director or ceases to be employed by the Corporation, subject to the terms and conditions set out in the Plan.

The Plan may be administered by the Corporation's secretary or such other officer or employee as may be designated by the Board from time to time. Upon the approval of the Plan by the Corporation's shareholders, shareholder approval will not be required or sought on a case-by-case basis for the purpose of the granting of options to and the exercise of options by employees of the Corporation regularly employed on a full-time or part-time basis, directors of the Corporation and persons who perform services for the Corporation on an ongoing basis or who have provided, or are expected to provide, services of value to the Corporation.

The Exchange policies require that the Plan be approved by the affirmative vote of a majority of the votes cast at the Meeting. Accordingly, the Corporation requests that the shareholders pass the following resolution:

         "RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

         1. the Plan, in the form approved by the shareholders of the Corporation at the Annual and Special Meeting held on November 18, 2004, with or without amendments as may be required by the Exchange, is hereby ratified, confirmed and approved;

         2. the Corporation is authorized to grant stock options pursuant and subject to the terms and conditions of the Plan entitling all of the optionholders in aggregate to purchase up to such number of common shares of the Corporation as is equal to 10% of the number of common shares of the Corporation issued and outstanding on the applicable grant date; and

         3. any one or of the directors or officers of the Corporation be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Corporation or otherwise, all such documents and other writings, including treasury orders, stock exchange and securities commission forms, as may be required to give effect to the true intent of this resolution."

An ordinary resolution requires the approval of a simple majority (>50%) of the votes cast by the shareholders of the Corporation being entitled to vote in person or by proxy at the Meeting.


OTHER MATTERS

Management of the Corporation knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.


ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at WWW.SEDAR.COM. Shareholders may contact the Corporation at #1305 - 1090 West Georgia Street, Vancouver, BC, V6E 3V7 or by telephone at 604-685-9316 to request copies of the Corporation's financial statements and MD&A for its most recently completed financial year. Financial information is provided in the Corporation's comparative financial statements and MD&A for its most recently completed financial year.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF ROCHESTER RESOURCES LTD. (FORMERLY HILTON RESOURCES LTD.) ( THE "CORPORATION")

TO BE HELD AT:        SUITE 1305, 1090 WEST GEORGIA STREET
                      VANCOUVER, BRITISH COLUMBIA

DATE:                 THURSDAY, NOVEMBER 17, 2005

TIME:                 11:00 AM (PACIFIC TIME)

THE UNDERSIGNED MEMBER ("REGISTERED SHAREHOLDER") OF THE CORPORATION HEREBY APPOINTS, Nick DeMare, a director of the Corporation, or failing this person, Harvey Lim, Corporate Secretary of the Corporation, or in the place of the foregoing, , as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Corporation and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Corporation registered in the name of the Registered Shareholder as specified herein.


          THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED
             SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE


RESOLUTIONS (For full detail of each item, please see the enclosed Notice of Meeting and Management Proxy Circular.)

                                                                 For    Withhold

1.   To elect as Director, Des O'Kell,                          -----    -----

     To elect as Director, Nick DeMare,                         -----    -----

     To elect as Director, William Lee,                         -----    -----

     To elect as Director, Andrew Carter;                       -----    -----

2.   To appoint D & H Group LLP as Auditors of the Corporation; -----    -----

                                                                 For     Against

3.   To determine the number of Directors at four;              -----    -----

4.   To authorize the Directors to fix the auditor's
     remuneration;                                              -----    -----

5.   To consider, and if thought fit, to pass an ordinary
     resolution to ratify, confirm and approve the
     Corporation's stock option plan;                           -----    -----

6.   To transact such other business as may properly come
     before the Meeting.                                        -----    -----


THE UNDERSIGNED REGISTERED SHAREHOLDER HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN TO ATTEND AND VOTE AT SAID MEETING.

SIGN HERE:  ____________________________________________________________________

PLEASE PRINT NAME:  ____________________________________________________________

DATE:  _________________________________________________________________________

NUMBER OF SHARES REPRESENTED BY PROXY:  ________________________________________

                      INSTRUCTIONS FOR COMPLETION OF PROXY

1.   THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION.

2. This form of proxy ("Instrument of Proxy") MUST BE SIGNED BY YOU, THE REGISTERED SHAREHOLDER, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and IF EXECUTED BY AN ATTORNEY, OFFICER, OR OTHER DULY APPOINTED REPRESENTATIVE, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. IF THIS INSTRUMENT OF PROXY IS NOT DATED in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Investor Services Inc.

4. A REGISTERED SHAREHOLDER WHO WISHES TO ATTEND THE MEETING AND VOTE ON THE RESOLUTIONS IN PERSON, may simply register with the scrutineers before the Meeting begins.

5. A REGISTERED SHAREHOLDER WHO IS NOT ABLE TO ATTEND THE MEETING IN PERSON BUT WISHES TO VOTE ON THE RESOLUTIONS, may do the following:

     (a) APPOINT ONE OF THE MANAGEMENT PROXYHOLDERS named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternative proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

     OR

     (b) APPOINT ANOTHER PROXYHOLDER, who need not be a Registered Shareholder of the Corporation, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. THE SECURITIES REPRESENTED BY THIS INSTRUMENT OF PROXY WILL BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE INSTRUCTIONS OF THE REGISTERED SHAREHOLDER ON ANY POLL of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations or any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, THE REGISTERED SHAREHOLDER MAY STILL ATTEND THE MEETING AND MAY VOTE IN PERSON. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

================================================================================
TO BE REPRESENTED AT THE MEETING, THIS PROXY FORM MUST BE RECEIVED AT THE OFFICE OF COMPUTERSHARE INVESTOR SERVICES INC. BY MAIL OR BY FAX NO LATER THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) PRIOR TO THE TIME OF THE MEETING, OR ADJOURNMENT THEREOF OR MAY BE ACCEPTED BY THE CHAIRMAN OF THE MEETING PRIOR TO THE COMMENCEMENT OF THE MEETING. THE MAILING ADDRESS OF COMPUTERSHARE INVESTOR SERVICES INC. IS ATTENTION: PROXY DEPARTMENT, 9TH FLOOR, 100 UNIVERSITY AVENUE, TORONTO, ONTARIO, M5J 2Y1 AND ITS FAX NUMBER IS 1-866-249-7775.
================================================================================

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)

                               (THE "CORPORATION")


            2005 REQUEST FOR ANNUAL AND INTERIM FINANCIAL STATEMENTS


National Instrument 51-102 requires the Corporation to send annually to the registered holders and beneficial owners of its securities ("Securityholders") a form to allow Securityholders to request a copy of the Corporation's annual financial statements and related MD&A and/or interim financial statements and related MD&A. If you wish to receive such mailings, please complete and return this form to:

                            ROCHESTER RESOURCES LTD.
                      SUITE 1305 - 1090 WEST GEORGIA STREET
                              VANCOUVER, BC V6E 3V7


The undersigned Securityholder hereby elects to receive or not receive:

____ Yes  ____  No       Interim Financial  Statements for the first, second and
                         third financial quarters of 2006 and the related MD&A

____ Yes  ____  No       Annual  Financial  Statements for the fiscal year ended
                         May 31, 2006 and related MD&A.

PLEASE NOTE THAT A REQUEST FORM WILL BE MAILED EACH YEAR AND SECURITYHOLDERS MUST RETURN SUCH FORM EACH YEAR TO RECEIVE THE DOCUMENTS INDICATED ABOVE.

NAME:        ___________________________________________________________________

ADDRESS:     ___________________________________________________________________

             ___________________________________________________________________

POSTAL CODE: ___________________________________________________________________


I confirm that I am a: REGISTERED SHAREHOLDER OR BENEFICIAL SHAREHOLDER of the Corporation.


Signature of
Securityholder:  ____________________________              Date:  ______________

CUSIP:  77174P102